FactorShares Trust
35 Beechwood Road, Suite 2B
Summit, New Jersey 07901

July 7, 2015

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:          FactorShares Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310
PureFunds ISE Information Technology ETF and PureFunds ISE Consumer Technology ETF
(each a “Fund” and together, the “Funds”)

Dear Mr. Minore:

This correspondence is in response to comments you provided on June 15, 2015 to the Trust with respect to the Funds and the Trust’s Post-Effective Amendment No. 9 (the “Amendment”) to its registration statement on Form N-1A, which was filed via EDGAR on May 1, 2015.  For your convenience, your comments have been reproduced with responses following each comment.

Please note that, as previously discussed, the names of the underlying indexes have been revised to further focus each index; the names of the Funds have been changed commensurately, as follows:

Old Name	New Name
PureFunds ISE Information Technology ETF	PureFunds ISE Big Data™ ETF
ISE Information Technology Index	ISE Big Data™ Index

PureFunds ISE Consumer Technology ETF	PureFunds ISE Mobile Payments™ ETF
ISE Consumer Technology Index	ISE Mobile Payments™ Index

In connection with this correspondence, the Trust, on behalf of the Funds, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
comments from the U.S. Securities and Exchange Commission (the “Commission”) or the staff, or changes to disclosure in response to such comments, do not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.	Please add disclosure to the cover stating that “Fund shares are not individually redeemable by the Funds but trade on the NYSE Arca in individual share lots.”

Response:	The requested change has been made.

Comment 2.	Please confirm that any estimated acquired fund fees and expenses of a Fund are not expected to exceed 0.01% of the applicable Fund’s average net assets.

Response:	The Registrant so confirms.

Comment 3.
Please revise the description of the Principal Investment Strategies for each Fund to disclose the extent to which a material portion of the applicable Underlying Index represents issuers in any one country or geographic region and disclose any related principal risks. If a Fund will invest significantly in emerging markets securities, please add appropriate strategy and risk disclosure to such effect. Please also confirm that the Funds will update their prospectus with additional risk disclosure should a Fund’s geographic concentration change in the future.

Response:
Although the exact index constituents can be expected to change over time, the Registrant currently expects that the U.S. will be the only single country or geographic region that represents a material portion of each Underlying Index.  While the Registrant does expect each Underlying Index to have exposure to foreign issuers, as disclosed in the prospectus, the Registrant does not expect such foreign investment to be concentrated to a material extent in any one country or geographic region or in issuers from emerging markets countries.  Accordingly, the Registrant has not added further disclosure regarding geographic concentrations or any related risks, although the Registrant confirms that it will add such disclosure should a Fund’s geographic concentration change in the future.

Comment 4.	Please revise the phrase “linear-based capitalization-weighted methodology” to use plain English.

Response:	Each paragraph referencing the “linear-based capitalization-weighted methodology” and the preceding paragraph have been replaced with the following:

The Underlying Index constituents are weighted according to a modified linear-based capitalization-weighted methodology, meaning that the largest Underlying Index constituent by market capitalization will receive a weighting equal to the number of constituents multiplied by the weighting of the smallest constituent by market capitalization (e.g., in an index with 30 constituents, the top weighted constituent’s weighting will be 30 times greater than the weighting of the lowest weighted constituent). Constituent weightings are “modified” in that each constituent weighting is capped at 24% of the Underlying Index and the cumulative weight of all constituents with an individual weight of 5% or greater may not in the aggregate account for more than 50% of the weight of the Underlying Index, regardless of this linear scheme. In addition, constituents are subject to liquidity screenings before the weightings are finalized. The resulting linear weight distribution prevents a few large component stocks from dominating the Underlying Index while allowing smaller companies to adequately influence Underlying Index performance.

Comment 5.	Please disclose whether there is any minimum number of constituent securities in an Underlying Index or any general number of constituents.

Response:
Each Underlying Index does not have a minimum or maximum number of constituent securities, and the number of constituents can be expected to change over time.  As of June 19, 2015, the ISE Big Data™ Index consisted of 32 constituents and the ISE Mobile Payments™ Index consisted of 30 constituents.

Comment 6.	Please confirm that the securities purchased by a Fund outside of those included in the applicable Underlying Index will not be used to effectuate leverage.

Response:	The Registrant so confirms.

Comment 7.
With respect to the [formerly] PureFunds ISE Information Technology ETF, please consider revising the “Technology Companies Risk” disclosure to more specifically address the risks associated with the types of companies in which each Fund will invest.

Response:	The above-referenced risk disclosure has been revised to read as follows with respect to Item 4 of Form N-1A:

Big Data Companies Risk: Big Data Companies face intense competition, both domestically and internationally, may have limited product lines, markets, financial resources or personnel, may have products that face rapid obsolescence, and are heavily dependent on the protection of patent and intellectual property rights. Big Data Companies are also subject to increasing regulatory constraints, particularly with respect to cybersecurity and privacy. Such factors may adversely affect the profitability and value of such companies.

The above-referenced risk disclosure has been revised to read as follows with respect to Item 9 of Form N-1A:

Big Data Companies Risk: Big Data Companies face intense competition, both domestically and internationally, and may have limited product lines, markets, financial resources or personnel, all of which may have an adverse effect on profit margins. The products of such companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates, competition for the services of qualified personnel, and competition from foreign competitors with lower production costs. Big Data Companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect the profitability and value of these companies. Big Data Companies are also subject to increasing regulatory constraints, particularly with respect to cybersecurity and privacy. In addition to the costs of complying with such constraints, the unintended disclosure of confidential information, whether because of an error or a cybersecurity event, could adversely affect the profitability and value of these companies. Big Data Companies may also be dependent on revenue from advertising, and consequently, the loss of marketers, or reduction in spending by marketers with respect to a particular company, could negatively affect such company. Big Data Companies may also be active in acquiring other companies, and their ability to successfully integrate such acquisitions would negatively affect the profitability and value of such Big Data Companies.

Comment 8.
For the [formerly] PureFunds ISE Consumer Technology ETF, please revise the Principal Investment Strategies to describe the types of companies included in the Underlying Index with additional detail and add or modify risk disclosure accordingly.

Response:	The third paragraph in the above-referenced section has been revised to read as follows:

The Underlying Index tracks the performance of the common stock (or corresponding American Depositary Receipts or Global Depositary Receipts) of companies across the globe that (i) provide services as a credit card network, (ii) provide payment industry infrastructure and software services, (iii) provide payment processing services, or (iv) are a payments solutions provider (collectively, “Mobile Payment Companies”). The securities of each company in the Underlying Index must also be listed on a securities exchange.

Additionally, the “Technology Companies Risk” disclosure has been revised to read as follows with respect to Item 4 of Form N-1A:

Mobile Payment Companies Risk: Mobile Payment Companies face intense competition, both domestically and internationally, and are subject to increasing regulatory constraints, particularly with respect to fees, competition and anti-trust matters, cybersecurity and privacy. Mobile Payment Companies may be highly dependent on their ability to enter into agreements with merchants and other third parties to utilize a particular payment method, system, software or service, and such agreements may be subject to increased regulatory scrutiny. Additionally, certain Mobile Payment Companies have recently faced increased costs related to class-action litigation challenging such agreements. Such factors may adversely affect the profitability and value of such companies.

The above-referenced risk disclosure has been revised to read as follows with respect to Item 9 of Form N-1A:

Mobile Payment Companies Risk: Mobile Payment Companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Mobile Payment Companies are also subject to increasing regulatory constraints, particularly with respect to fees, competition and anti-trust matters, cybersecurity and privacy. In addition to the costs of complying with such constraints, the unintended disclosure of confidential information, whether because of an error or a cybersecurity event, could adversely affect the profitability and value of these companies. Mobile Payment Companies may be highly dependent on their ability to enter into agreements with merchants and other third parties to utilize a particular payment method, system, software or service, and such agreements may be subject to increased regulatory scrutiny. Additionally, certain Mobile Payment Companies have recently faced increased costs related to class-action litigation challenging such agreements, and the cost of such litigation, particularly for a company losing such litigation, could significantly affect the profitability and value of the company. Mobile Payment Companies may also be active in acquiring other companies, and their ability to successfully integrate such acquisitions would negatively affect the profitability and value of such Mobile Payment Companies.

Comment 9.
Under “Additional Investment Objectives and Strategies,” please add disclosure noting that shareholders will receive 60 days’ notice if a Fund changes its policy of investing 80% of its total assets in the component securities of its respective Underlying Index.

Response:
The following sentence has been added to the last paragraph of the above-referenced section: “Additionally, each Fund’s 80% Policy may be changed without shareholder approval upon 60 days’ written notice to shareholders.”  The term “80% Policy” will be defined in the first sentence of the preceding paragraph as “invest[ing] at least 80% of its total assets in the component securities of its respective Underlying Index and in American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) based on the component securities in the Underlying Index.”

Comment 10.
Under “Additional Investment Objectives and Strategies,” please confirm that the exceptions to the expenses paid for by the Adviser are detailed in the Advisory Agreement. Please also file a copy of the applicable Advisory Agreement.

Response:
The Registrant confirms that the exceptions disclosed in the above-referenced section are detailed in the Advisory Agreement.  The Registrant further notes that the applicable Advisory Agreement was previously filed as an exhibit to Post-Effective Amendment No. 5 to the Trust’s Registration Statement, which was filed on November 4, 2014 in connection with a prior series of the Trust. An Amendment to the Advisory Agreement to add the Funds to Schedule A to the Agreement will be filed by subsequent amendment.

Comment 11.	Please confirm that the Board does not expect to approve the imposition of any 12b-1 fees during the first 12 months of operations.

Response:	The Registrant so confirms.

Comment 12.	Under “Index/Trademark Licenses/Disclaimers,” please revise the last sentence of the second paragraph to clarify whether the ISE is affiliated with the Sponsor.

Response:	The above-referenced sentence has been revised to clarify that the ISE is not affiliated with the Sponsor.

Statement of Additional Information

Comment 13.	In Appendix A, please define the term “Listing Exchange.”

Response:	References to the “Listing Exchange” have been revised to refer to the “Exchange.”

*           *           *

The Registrant expects to file Post-Effective Amendment No. 10 to its registration statement on Friday, July 10, 2015 and for such amendment to go automatically effective on July 15, 2015.

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586 or Eric D. Simanek of Reed Smith LLP at (202) 414-9425.

Sincerely,

/s/ Michael D. Barolsky
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust